
07001411

SECU ... SSION


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. HOBMAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 GONZALES ROAD #31
(No. and Street)

SANTA FE (City) NEW MEXICO (State) 87501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HOBMAN 505-715-4467
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM & CLARK CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

5675 RUFFIN ROAD SUITE 300 (Address) SAN DIEGO (City) CALIFORNIA (State) 92123 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD HOBMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. HOBMAN SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Hobman
Signature

President
Title

Karen Renner
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF New Mexico

COUNTY OF Santa Fe

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 16th DAY OF February, 20 07.

Karen Renner
NOTARY PUBLIC

OFFICIAL SEAL
KAREN RENNER
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 03/03/2011


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
186
SECTION

R. HOBMAN SECURITIES, INC.
Audit Report in Conformity with Rule 17a-5 of the

Securities and Exchange Commission Year Ended December 31, 2006

AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS


BLUM & CLARK
Certified Public Accountants

Independent Auditors' Report

Board of Directors
R. Hobman Securities, Inc.
Santa Fe, NM

We have audited the accompanying statement of financial condition of R. Hobman Securities, Inc. (a Nevada S corporation) as of December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition referred to above present fairly, in all material respects, and in the form prescribed by the Securities and Exchange Commission, the financial position of R. Hobman Securities, Inc. as of December 31, 2006, is in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition is presented under rule 17a-5(e)(3) of the Securities and Exchange Commission, and is open for public inspection.

Blum & Clark
Certified Public Accountants

San Diego, California
February 7, 2007

858-292-0543 ▪ FAX 858-292-0674 ▪ www.blumandclark.com
5675 Ruffin Road, Suite 300 ▪ San Diego, CA 92123

R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

	Allowable	Non - Allowable	Total
CURRENT ASSETS:			
Cash	$ 32,135	$ ---	$ 32,135
Accounts receivable	42,395	---	42,395
Total current assets	74,530	---	74,530
EQUIPMENT, net	---	14,899	14,899
OTHER ASSETS:			
Deposits	---	492	492
Prepaid expenses	---	2,690	2,690
Total other assets	---	3,182	3,182
Total assets	$ 74,530	$ 18,081	$ 92,611

See notes to financial statements.

R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

LIABILITIES AND SHAREHOLDER'S EQUITY

	Aggregate Indebtedness	Non - Aggregate Indebtedness	Total
CURRENT LIABILITIES:			
Accounts payable	$ 1,061	$ ---	$ 1,061
Accrued expenses	56	---	56
Shareholder payable	---	1,684	1,684
Total current liabilities	$ 1,117	$ 1,684	2,801
SHAREHOLDER'S EQUITY:			
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding			6,000
Additional paid-in capital			8,957
Retained earnings			74,853
Total shareholder's equity			89,810
Total liabilities and shareholder's equity			$ 92,611

See notes to financial statements.

R. HOBMAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

R. Hobman Securities, Inc. was incorporated on January 27, 1995 under the laws of the State of Nevada. On September 19, 2005, the Company was registered in the State of New Mexico. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments. The National Association of Securities Dealers, Inc. (NASD) approved R. Hobman Securities, Inc. for membership as of December 20, 1995.

The Company engages in consulting activities for two broker dealers and their commissions are paid to the two broker dealers for these consulting services, then they are shared with the Company. The Company does not hold funds or securities for or owe money or securities to customers.

Equipment

Depreciation of equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to seven years. Property and equipment are recorded at cost.

Revenue and Cost Recognition

Commission revenues from securities transactions are recognized as earned, and expenses are recognized as incurred.

Accounts Receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are fully collectible.

Compensated Absences

Compensated absences for sick and personal time have not been accrued since they can not be reasonably estimated.

Income Taxes

The Company has elected to be treated as an S Corporation. Therefore, no provision for federal income taxes is included in the financial statements since all income and losses are allocated to the shareholder for inclusion in his individual tax returns. New Mexico does not impose a state income tax on S Corporations.

R. HOBMAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. EQUIPMENT

Computer Equipment	$ 31,870
Furniture, Fixtures and Equipment	21,911
Software	23,155
	76,936
Less accumulated depreciation	(62,037)
Net	$ 14,899

Depreciation and amortization expense for the year ended December 31, 2006 was $9,358.

Note 3. COMMITMENTS AND CONTINGENCIES

The Company leases a vehicle under an operating lease. The Company entered into a new lease agreement that requires monthly payments of $547 through November 2008. For the year ended December 31, 2006, lease expense totaled $6,484.

Future minimum payments due on the non-cancelable lease are as follows:

Year Ending December 31,	Annual Payments
2007	$ 6,562
2008	6,015
Total	$ 12,577

Note 4. RELATED PARTY TRANSACTIONS

The Company leases its office space from its shareholder on an annual renewable basis. The Company paid $5,271 in office rent and $1,132 in utilities for the year. As of December 31, 2006, the Company also had an amount payable to the shareholder of $1,684.

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act, the Company is required to maintain a net capital ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Aggregate indebtedness and net capital change from day to day, but as of December 31, 2006, the Company's net capital ratio was approximately 0.02 to 1. Net capital was $71,729, aggregate indebtedness was $1,117, and required net capital was $5,000.

Note 6. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2006

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of R. Hobman Securities, Inc., 151 Gonzales Road #31, Santa Fe, NM, 87501, and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.

Note 7. RETIREMENT PLAN

The Company adopted a SEP IRA retirement plan effective January 1, 1999. The plan covers all employees who are at least 21 years of age with three years of service. The Company's contribution is based on 15% of eligible salary for each eligible employee. The Company's contribution for the year ended December 31, 2006 was $0 (employee has reached age where required to take withdrawals).

Note 8. ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

The Company has adopted an anti-money laundering compliance program as required by the USA Patriot Act of 2001. The program requires management to perform certain procedures, primarily in connection with the opening of new accounts and reviewing questionable activity in all accounts. The company is in compliance with the program.

END